JEFFREY R. VETTER	November 24, 2017	EMAIL JVETTER@FENWICK.COM

Direct Dial (650) 335-7631

VIA EDGAR

Mark Kronforst

Chief Accountant

Office of Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Copy To:	Brian Cascio
Michael Fay
Russell Mancuso
Caleb French

Re:	Bloom Energy Corporation
Draft Registration Statement on Form S-1
CIK No. 0001664703

Dear Mr. Kronforst:

On behalf of Bloom Energy Corporation (the “Company”, “we” and “our”), we are requesting the staff of the Division of Corporation Finance (the “Staff”) not object to our conclusion that the Company can elect the extended transition period for complying with new or revised financial accounting standards as contemplated by Section 7(a)(2)(B) of the Securities Act of 1933.

In the Company’s draft registration statements previously confidentially submitted to the Staff, the Company had indicated that it would not elect to take advantage of the extended transition period for complying with new or revised financial accounting standards. As discussed in more detail below, the Company is not yet required to file its Registration Statement on Form S-1 and is not yet required to file periodic reports under the Securities Exchange Act of 1934. Accordingly, the Company does not believe the fact that it previously indicated in a confidential submission it would not rely on this accommodation is determinative of its ability to change its views and conclude it would rely on this accommodation.

The Company wishes to avail itself of the extended transition period for complying with new or revised financial accounting standards.

United States Securities and Exchange Commission

Division of Corporation Finance

November 24, 2017

Analysis

We believe that the Company should be permitted to rely on the accommodation for complying with new or revised financial accounting standards based on the provisions of the JOBS Act as well as under Staff interpretative guidance. Section 107(b) of the JOBS Act discusses how companies elect to opt out of the extended transition period:

“…[I]f an emerging growth company chooses to comply with such standards to the same extent that a non-emerging growth company is required to comply with such standards, the emerging growth company—

(1) must make such choice at the time the company is first required to file a registration statement, periodic report, or other report with the Commission under section 13 of the Securities Exchange Act of 1934 and notify the Securities and Exchange Commission of such choice;

(2) may not select some standards to comply with in such manner and not others, but must comply with all such standards to the same extent that a non-emerging growth company is required to comply with such standards; and

(3) must continue to comply with such standards to the same extent that a non-emerging growth company is required to comply with such standards for as long as the company remains an emerging growth company. (emphasis added)

In the Company’s case, the time for it to make the election to opt out of the extended transition period would be when it first “files” its Registration Statement. While it has made a confidential submission, the Company has not yet filed a registration statement. The Company does not expect to file a registration statement until around 15 days prior to the commencement of the road show for its proposed initial public offering.

Section 107 of the JOBS Act contemplates the “opt out” scenario, and requires an affirmative election to opt out of the extended transition period. Section 7(a)(2)(B) of the Securities Act provides that without an “opt out” of the transition period, an emerging growth company would not be subject to new or revised accounting standards that did not apply to non-reporting companies, providing that an emerging growth company:

“may not be required to comply with any new or revised financial accounting standard until such date that a company that is not an issuer (as defined under section 7201 of this title) is required to comply with such new or revised accounting standard, if such standard applies to companies that are not issuers.”

Section 10230.1 of The Division of Corporation Finance’s Financial Reporting Manual restates the guidance for the “opt out” approach and also describes a process for opting in to the extended transition period:

“An EGC may elect to defer compliance with new or revised financial accounting standards until a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such standards, if such standards apply to companies that are not issuers…

United States Securities and Exchange Commission

Division of Corporation Finance

November 24, 2017

a. An EGC must make such choice at the time the company is first required to file a registration statement, periodic report, or other report and must notify the Commission of such choice.” (emphasis added)

As was the case for opting out of the transition period, the Staff contemplates that the election be made at the time an emerging growth company is first required to file a Registration Statement. Accordingly, because the Company has not yet been required to file a Registration Statement, it would not actually make the election until that time.

The Company recognizes the Jumpstart our Business Startups Act Frequently Asked Questions, specifically Question 13, which also addresses the process for opting out of the extended transition period. The Staff then noted “although emerging growth companies that are submitting their draft registration statements on a confidential basis will not be required to file a registration statement until at least 15 days before the road show, they should notify the review staff of their choice in their initial confidential submission, as that choice will inform the staff’s review of the financial statements in the draft registration statement.”

In the instant case, we do not read the language of the answer to Question 13 to mean that emerging growth companies cannot change their plans with respect to the extended transition period. Rather, the answer suggests that the Staff should be notified so as to help inform the review of the financial statements. In this situation, given the length of time the Company has been engaged in the confidential review process, it believes that by continuing to remain under the accounting standards (specifically ASC 605 for revenue recognition) reflected in its previously submitted financial statements, the Staff’s review of those financial statements would not require additional review as a result of a new standard.

Conclusion

Accordingly, the Company requests that the Staff not object to its conclusion that the election regarding the extended transition period for accounting standards is made by the first public filing of its Registration Statement and not a confidential submission,.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Brendan Franich at (650) 335-7105.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc (via e-mail):	Randy Furr
Deon Boles
Tye Thorson
David Humphreys
Shawn Soderberg, Esq.
Brendan Franich, Esq.
Alan F. Denenberg, Esq.